Exhibit 99.1

Magna International Inc.

Management’s Discussion and Analysis of Results of Operations and Financial Position

December 31, 2020

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position [“MD&A”] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2020 included in our 2020 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at March 4, 2021.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America [“U.S. GAAP”], this report includes the use of Adjusted earnings (loss) before interest and taxes [“Adjusted EBIT”], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the “Non-GAAP Measures”]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

HIGHLIGHTS

COVID-19

•                  COVID-19 had a significant impact on the automotive industry and our business during 2020.  Throughout the pandemic, we were focused on protecting both the health and safety, as well as economic well-being of our employees, to the maximum extent possible, as discussed under “Impact of COVID-19 on Our Business” below.

SALES & EARNINGS

•                  The inability of consumers to purchase vehicles, combined with production suspensions and volume reductions by our customers, due to mandatory stay at home orders in multiple countries significantly impacted our results, particularly in the first half of 2020:

•                  Global light vehicle production decreased 17% in 2020, including decreases of 20% and 23% in our two largest markets of North America and Europe, respectively.

•                  Total sales decreased 17% to $32.6 billion, compared to $39.4 billion in 2019, primarily reflecting the lower global light vehicle production, along with the divestiture of our Fluid Pressure & Controls business [“FP&C”] business in the first quarter of 2019.  These were partially offset by the factors discussed below under “Results of Operations — Sales”.

•                  Diluted earnings per share were $2.52 in 2020, compared to $5.59 in 2019.  The decrease in earnings was primarily due to lost contribution on lower sales, partially offset by the factors discussed below under “Results of Operations — Earning Per Share”.

•                  We recorded $435 million in non-cash impairment charges and $173 million in restructuring charges in 2020. These and other factors included in Other expense, net in 2020 are discussed under “Results of Operations — Other Expense, Net”.

•                  Adjusted diluted earnings per share were $3.95, compared to $6.05 in 2019.

CASH & CAPITAL

•                  Cash from operating activities was $3.3 billion, compared to $4.0 billion in 2019, largely reflecting reduced earnings on lower sales.

•                  We continued to invest in our business, including:

•                  $1.1 billion for fixed assets;

•                  $331 million in investment and other asset spending; and

•                  $139 million for private equity investments and acquisitions.

•                  We returned $659 million to shareholders in 2020 through $467 million in dividends and $192 million in share repurchases, with repurchases suspended beginning in the first quarter of 2020 due to the pandemic.

Magna International Inc. Annual Report 2020

•                  We issued $750 million of 2.45% fixed rate Senior notes, which mature in June 2030, to provide us with further financial flexibility at an attractive rate.

•                  Our Board of Directors increased our quarterly dividend by 8% to $0.43 per share reflecting its continued confidence in Magna’s future.

STRATEGIC UPDATES — ELECTRIFICATION, NEW OEMS AND ADAS

•                  Electrification — we achieved important milestones in our own evolution to realize opportunities from the growing global shift toward vehicle electrification, including:

•                  Establishing a joint venture with LG Electronics to manufacture e-motors, inverters and on-board chargers, as well as complete e-drive systems for certain automakers.

•                  Launching an integrated e-drive program for global markets, in our HASCO Magna Electric Drive System Co., Ltd. joint venture.

•                  New OEMs — the global shift to electrification has fostered the emergence of a number of new, electric vehicle (EV) focused OEMs. We continue to pursue opportunities and grow our sales with such OEMs. Achievements include:

•                  The launch of the Arcfox α-T, the first vehicle in BJEV’s all-new Arcfox brand, in our complete vehicle manufacturing joint venture operation with BJEV.

•                  Establishing a platform-sharing and manufacturing arrangement with Fisker Inc. [“Fisker”] for its Fisker Ocean SUV.  This arrangement demonstrates our unique ability to bring systems and complete vehicle solutions to our customers.  Production is expected to begin in the fourth quarter of 2022.

•                  ADAS — we continue to progress with developing our advanced driver assistance systems business, as evidenced by the award of the complete ADAS system for the Fisker Ocean.

OTHER

•                  We signed an agreement to acquire a majority ownership of Honglizhixin (HLZX), a leading supplier to Chinese automakers, to expand our seating capabilities.

•                  We simplified our transmissions business, including:

•                  A revision to the governing documents of the Getrag-Jiangling Transmissions joint venture based in China, which provides us with a controlling financial interest;

•                  Disposing of our interest in the Dong Feng-Getrag Transmissions joint venture in China; and

•                  Entering an agreement with Ford Motor Company [“Ford”] to reorganize our Getrag-Ford Transmissions joint venture based in Europe.

LEADERSHIP

•                  With the retirement of Don Walker, we began 2021 under the leadership of a new CEO, Seetarama (Swamy) Kotagiri.

•                  In addition to the seamless transition of CEOs, our leadership development and succession planning processes facilitated the transitions in 2020 of a number of other executive and senior leadership roles, including Chief Sales & Marketing Officer, Chief Legal Officer and Presidents of both our Magna Steyr and Seating operating groups.

OVERVIEW

OUR BUSINESS(1)

We are a mobility technology company. We have over 158,000 entrepreneurial-minded employees and 342 manufacturing operations and 91 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this document include, but are not limited to, statements relating to: our actions in response to the COVID-19 (Coronavirus) pandemic, described in the Section titled “Actions in Response to COVID-19”; and the expected benefits of: our acquisition of majority ownership of Honglizhixin, our platform sharing and manufacturing agreements with Fisker Inc., and our joint venture with LG Electronics.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

IMPACT OF COVID-19 ON OUR BUSINESS

OVERVIEW

COVID-19 had a significant impact on our business in 2020, with the year effectively being one of two distinct halves. The following supplemental table helps demonstrate the impact of COVID-19 on our business through each of the quarters in 2020:

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Full
	2020	2020	2020	2020	Year
Light Vehicle Production (Thousands of Units)
North America	3,777	1,240	3,945	4,022	12,984
Europe	4,694	2,086	4,267	5,422	16,469
China	3,228	5,835	6,291	8,176	23,530
Sales	$8,657	$4,293	$9,129	$10,568	$32,647
Adjusted EBIT	$403	$(600)	$778	$1,095	$1,676

The rapid initial spread of the virus in Asia in January and February 2020, as well as the spread into Europe and North America in February and March 2020, resulted in the imposition of mandatory stay at home orders that impacted consumers’ ability to purchase vehicles and our customers’ ability to maintain production, as demonstrated by vehicle production volumes in the preceding table. Our own production was temporarily suspended as a result of the mandatory stay at home orders - beginning in February in China, and in mid-March in North America and Europe.

While the suspension of production in China impacted our Sales and Adjusted EBIT, China represents a lower proportion of our total Sales and Adjusted EBIT than North America or Europe. As a result, the impact of production suspensions in North America and Europe had a significantly greater impact on our results. Production suspensions in these two regions lasted through most of the second quarter, with the impact reflected in the substantial (50.4%) drop in Sales from the first quarter to the second quarter, as well as the swing in Adjusted EBIT to a loss.

As mandatory stay at home orders gradually eased in North America and Europe, normal economic activity such as vehicle production by our customers was able to resume. All of our facilities had resumed production and were operating in the third quarter. The improvements in vehicle sales in the third and fourth quarters, resulted in strong vehicle production by our customers, which in turn enabled us to achieve strong Sales and Adjusted EBIT for the second half of the year.

While we currently believe that the most severe short-term impacts of the COVID-19 pandemic occurred in the first half of 2020, there may be continuing impacts which affect our results of operations and overall financial performance into future periods. Continuing impacts of COVID-19 currently being experienced include:

•                  a global shortage of semiconductors for the automotive industry, which has led OEMs to take a number of actions including: unplanned shutdowns of production lines and/or plants; reduction of vehicle production plans; and shifts in their product mix;

•                  supply constraints on certain types of steel needed by OEMs and Tier 1 suppliers; and

•                  increased employee absenteeism.

We continue to closely monitor rising global COVID-19 infection rates, including as a result of the emergence and spread of new, more highly-transmissible variants of the virus. At the same time, vaccination efforts in the countries in which we operate and potential fiscal stimulus programs offer potential for an economic rebound in 2021.

It remains difficult to accurately assess the continuing magnitude, outcome and duration of the pandemic. A prolonged pandemic, including as a result of current or subsequent waves and/or delays in global vaccination efforts, could:

•                  deteriorate economic conditions, resulting in lower consumer confidence which typically translates into lower vehicle sales and production levels;

•                  reduce our customers’ production volumes, including as a result of continued or intermittent shutdowns of any of our customers’, suppliers’ or our own facilities;

•                  further result in elevated absenteeism or cause potential shortages of employees to staff our facilities, or the facilities of our customers or suppliers;

•                  lead to prolonged disruptions of critical materials or components; or

•                  result in governmental regulation, such as mandatory stay at home orders, which adversely impact our business.

Any or all of the above impacts could have a material adverse effect on our business, financial condition and results of operations. Irrespective of whether the pandemic is prolonged, the significant global economic impact and job losses to date may affect household income and wealth beyond 2020, which in turn would affect consumer confidence, and thus vehicle sales and thus production. Additional risks are discussed in the Section of this MD&A titled “Risk Factors”.

ACTIONS IN RESPONSE TO COVID-19

Throughout 2020, we sought to mitigate the impact of COVID-19 on our business, with a strong focus on protecting both the health and safety of our employees, as well as their economic well-being.

Employee Health and Safety

Early in 2020, we developed and implemented COVID-19 protocols, assessment tools and guidance documents to support our objective of responsibly managing the health and safety of our employees. Our current best understanding regarding management of COVID-related health risks to our employees is reflected in our dynamic “Smart Start Playbook”, a guide which includes a streamlined set of checklists and practical recommendations based on guidelines from the Centers for Disease Control and Prevention, as well as the World Health Organization. Our medical and health and safety staff continue to comply with applicable legal requirements and coordinate with public health authorities, as well as the medical directors of our OEM customers. Lessons learned, insights gained and best practices developed throughout 2020 continue to assist us in preparing for the current and future phases of the pandemic.

In addition to the protocols in the Smart Start Playbook, another significant element of our approach to protecting employee health and safety during 2020 involved workplace modifications and personal protective equipment (“PPE”) to minimize the risk of workplace spread of COVID-19. In 2020, our expenditures for PPE and expanded safety-related protocols at our facilities totaled approximately $50 million.

Employee Economic Well-Being

In light of the suspension of production during the first and second quarters of 2020, temporary layoffs of employees were inevitable. However, we took a number of steps to minimize the impact felt by our employees, including:

•                  maintaining employee benefits coverages through the temporary layoff period;

•                  maximizing the number of days at full compensation during the layoff period through utilization of vacation days, where possible;

•                  providing regular communication to employees, including with respect to company programs to support their physical and mental health needs.

We also engaged emergency government support programs primarily for employees to maintain compensation levels and/or benefits for a certain period, where applicable. The countries in which Magna engaged such programs included Canada, the United States, the United Kingdom, Germany, Austria and China. These programs allowed participating employees to remain on our payroll while inactive or furloughed due to mandatory stay at home orders, with Magna receiving full or partial reimbursement for such inactive labour. Our participation in the foregoing government support programs enabled employees to maximize their income and benefits during layoff or furlough periods, while at the same time avoiding the administrative burden of applying for, and the potential lag in receiving, government unemployment support. In total, the gross amount received under all wage and benefits programs for 2020 was approximately $320 million, of which $250 million effectively represented a flow-through to employees. The difference between such amounts was partially offset by the approximately $50 million of incremental COVID-related PPE and safety protocol costs discussed above, resulting in a net EBIT impact to Magna of approximately $20 million from government support programs.

Other Actions

In response to the impact of COVID-19 on vehicle production volumes, beginning in the second quarter of 2020 we initiated and/or accelerated the timing of restructuring plans to right-size our business through closure of several facilities and workforce reductions.  The impact of restructuring costs and impairments during 2020 is discussed under “Other Expense, Net” in this MD&A.  The right-sizing actions initiated in 2020 are expected to result in a cost structure which is approximately $200 million lower by the end of 2022.

Where our customers’ production programs were delayed, deferred or cancelled, we took equivalent capital expenditure actions. We also reduced discretionary capital spending and certain productivity capital expenditures where the returns on the investment were no longer likely to be achieved within an appropriate timeframe. As a result of actions taken in light of COVID-19, total capital spending in 2020 amounted to approximately $1.1 billion, compared to the $1.7 billion in capital spending we forecasted when we issued our 2020 Outlook at the outset of the year.  However, with continued normalization of our operations, we expect that our results will reflect some costs which had been delayed or deferred in 2020 due to COVID-19, including those related to program launches that were delayed, maintenance, discretionary items and capital expenditures.

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer [“OEM”], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next.  As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels.  Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 has been impacting vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 has been impacting vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, and could impact vehicle sales if consumer confidence declines due to deterioration in household incomes.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there were a number of industry trends that impacted us during 2020, including:

•                  those discussed under “Impact of COVID-19 on Our Business” elsewhere in this MD&A;

•                  challenges in commercializing certain ADAS programs due to the inherent technical complexity and rigorous OEM timelines for development, testing and validation;

•                  shifting OEM and consumer preferences for certain types of transmissions, together with OEM pricing pressures, transmission insourcing by certain Chinese OEMs and other factors which collectively impacted the performance of our equity-accounted transmission joint ventures in that market; and

•                  elevated OEM product warranty expectations and product recall levels, as reflected in the net increase in our warranty costs.

Looking ahead, a number of industry trends are expected to create near-term opportunities or risks for automotive suppliers, including:

Opportunities

•                  the easing or removal of COVID-19 related governmental restrictions as vaccination levels rise may help boost consumer confidence; and

•                  fiscal stimulus plans aimed at promoting recovery from the pandemic in the U.S. and potentially elsewhere could directly or indirectly boost demand for light vehicles.

Risks

•                  the risks discussed under “Impact of COVID-19 on Our Business” in the MD&A;

•                  the continued exit from geographic markets by key customers, such as Ford’s exit from Brazil; and

•                  persistent or worsening supply disruptions of critical materials, such as semiconductor chips or steel.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and autonomy, as well as “mobility-as-a-service” [“MaaS”]. Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2020	2019	Change

1 Canadian dollar equals U.S. dollars	0.746	0.754	-	1%
1 euro equals U.S. dollars	1.141	1.119	+	2%
1 Chinese renminbi equals U.S. dollars	0.145	0.145	—

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for year ended Dec 31, 2020 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	2020			2019			Change
	North			North			North
	America	Europe	China	America	Europe	China	America		Europe		China

For the three months ended:
March 31	3,777	4,694	3,228	4,227	5,733	6,024	-	11%	-	18%	-	46%
June 30	1,240	2,086	5,835	4,249	5,677	5,484	-	71%	-	63%	+	6%
September 30	3,945	4,267	6,291	3,909	4,671	5,631	+	1%	-	9%	+	12%
December 31	4,022	5,422	8,176	3,911	5,272	7,422	+	3%	+	3%	+	10%
Full Year	12,984	16,469	23,530	16,296	21,353	24,561	-	20%	-	23%	-	4%

Global light vehicle production volumes were lower in 2020 compared to 2019 substantially due to the negative impact of the COVID-19 pandemic during 2020, as discussed in the “Impact of COVID-19 on our Business” section of this MD&A.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2020

SALES

Sales decreased 17% or $6.78 billion to $32.65 billion for 2020 compared to $39.43 billion for 2019 substantially due to lower global light vehicle production and lower assembly volumes, including an approximate $6.6 billion negative impact of the COVID-19 pandemic during 2020.  Other factors negatively impacting sales include:

•                  the end of production of certain programs;

•                  divestitures, net of acquisitions, during or subsequent to 2019 which decreased sales by $323 million; and

•                  net customer price concessions subsequent to 2019.

These factors were partially offset by:

•                  the negative impact of lost vehicle production as a result of the labour strike at GM in 2019;

•                  the launch of new programs during or subsequent to 2019; and

•                  the net strengthening of foreign currencies against the U.S. dollar, which increased sales by $175 million.

The changes in sales are discussed further in the “Segment Analysis” section of this MD&A.

COST OF GOODS SOLD

	2020	2019	Change

Material	$19,750	$24,585	$(4,835)
Direct labour	2,498	2,815	(317)
Overhead	5,959	6,622	(663)
Cost of goods sold	$28,207	$34,022	$(5,815)

Cost of goods sold decreased $5.81 billion to $28.21 billion for 2020 compared to $34.02 billion for 2019, primarily due to:

•                  lower material, direct labour and overhead costs associated with lower sales;

•                  divestitures, net of acquisitions, during or subsequent to 2019;

•                  cost savings and efficiencies realized, including as a result of restructuring actions taken;

•                  lower launch costs; and

•                  lower spending associated with our former collaboration with Lyft, Inc. [“Lyft”].

These factors were partially offset by the negative impact of the labour strike at GM during 2019, and the net strengthening of foreign currencies against the U.S. dollar, which increased cost of goods sold by $141 million.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $21 million to $1.37 billion for 2020 compared to $1.35 billion for 2019 primarily due to:

•                  increased capital deployed at existing and new facilities to support the launch of programs during or subsequent to 2019; and

•                  the net strengthening of foreign currencies against the U.S. dollar increased reported U.S. dollar depreciation and amortization by $3 million.

These factors were partially offset by lower amortization in our ADAS business as a result of amortizing 100% of capital spending during 2019 associated with two programs that will be utilizing new technologies.

SELLING, GENERAL AND ADMINISTRATIVE [“SG&A”]

SG&A expense decreased $110 million to $1.59 billion for 2020 compared to $1.70 billion for 2019, primarily as a result of:

•                  cost savings and efficiencies realized, including reduced discretionary spending, travel costs, and short-term and long-term incentive compensation;

•                  lower labour and benefit costs;

•                  lower corporate research & development spending;

•                  a $16 million write-down during 2019 of fixed assets in our Electronics business associated with certain ADAS programs that will be utilizing new technologies; and

•                  divestitures, net of acquisitions, during or subsequent to 2019 which decreased SG&A by $13 million.

These factors were partially offset by:

•                  transactional foreign exchange losses in 2020 compared to transactional foreign exchange gains in 2019;

•                  costs incurred at new facilities; and

•                  net losses on the sale of assets in 2020 compared to net gains in 2019.

INTEREST EXPENSE, NET

During 2020, we recorded net interest expense of $86 million compared to $82 million for 2019. The $4 million increase is primarily as a result of an increase in long-term borrowings due to the issuance of $750 million of 2.45% fixed rate Senior notes during 2020 partially offset by a decline in short-term borrowings.

EQUITY INCOME

Equity income increased $11 million to $189 million for 2020 compared to $178 million for 2019, primarily as a result of lower depreciation and amortization due to impairments in 2019 and 2020, and a $5 million increase in reported U.S. dollar equity income due to the net strengthening of foreign currencies against the U.S. dollar.  These factors were partially offset by reduced earnings due to lower sales at our equity-accounted operations.

OTHER EXPENSE, NET

	2020	2019

Impairments and loss on sale of equity-accounted investments (1)	$347	$700
Restructuring and impairments (2)	269	58
Net (gains) losses on investments (3)	(32)	6
Gain on sale of business (4)	—	(524)
Other expense, net	$584	$240

(1)         Impairments and loss on sale of equity-accounted investments

The following table summarizes the impairment charges and loss on sale recorded for certain investments in our Power & Vision segment:

	2020	2019

Impairment of Getrag (Jiangxi) Transmission Co., Ltd. [“GJT”] (i)	$337	$511
Impairment of Getrag Ford Transmission GmbH [“GFT”] (ii)	—	150
Loss on sale and impairment of Dongfeng Getrag Transmission Co. Ltd. [“DGT”] (iii)	10	39
Total impairments and loss on sale of equity-accounted investments	347	700
Tax effect on Other Expense, net	(53)	(36)
Loss attributable to non-controlling interests	(75)	(127)
Non-cash impairment charge included in Net income attributable to Magna International Inc.	$219	$537

(i)             During 2019, we recorded an impairment charge related to our equity-accounted investment in GJT. The impairment was based on the in-sourcing of transmissions by certain Chinese OEMs, lower than expected sales, pricing pressure in the China market, and declines in volume projections for manual transmissions and dual-clutch transmissions in China.

During 2020, an impairment for GJT was recorded based on pricing pressure in the China market as a result of the global economic climate, as well as additional declines in volume and sales projections for the foreseeable future. In the fourth quarter of 2020, the governing documents related to GJT were revised, providing us with a controlling financial interest.  As a result, the Company began consolidating GJT on December 29, 2020, the effective date of the amendments.  See Note 5, “Business Combinations”, to the consolidated financial statements included in this Report.

(ii)          On December 22, 2020, we entered into multiple agreements with Ford to operate certain businesses within GFT under separate ownership.  The transaction closed on March 1, 2021.  See Note 7, “Investments”, to the consolidated financial statements included in this Report.  In 2019, we recorded an impairment charge related to our equity investment in GFT as a result of lower than expected sales and declines in volume projections for manual transmissions in Europe.

(iii)       During 2020, we recorded a $10 million loss on the sale of our 50% interest in DGT.  An impairment loss of $39 million related to DGT was recorded during 2019 as a result of the factors listed above impacting the China market.

(2)         Restructuring and impairments

The following table summarizes the restructuring and fixed asset impairment charges recorded by segment during 2020:

	Body,
	Exteriors	Power	Seating		Net of
	& Structures	& Vision	Systems	Total	Tax

COVID-19 Restructuring and Impairments (i)	$37	$115	$16	$168	$136
Restructuring	21	—	—	21	21
Fixed Asset Impairments	57	—	—	57	57
Brazil Closures (ii)	8	—	15	23	23
	$123	$115	$31	$269	$237

(i)             In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, we initiated and/or accelerated the timing of restructuring plans to right-size our business.  These restructuring actions include plant closures and workforce reductions, which will be substantially complete by December 31, 2021.

(ii)          In connection with the recently announced plant closures by Ford in Brazil, we made the decision to accelerate the closure of two facilities that supply these plants.

During 2019, we recorded net restructuring charges of $31 million [$31 million after tax] in our Body Exteriors & Structures segment and asset impairment charges of $27 million [$20 million after tax] in an Electronics operation which is included in our Power & Vision segment.

(3)         Net (gains) losses on investments

During 2020 we recorded unrealized gains of $34 million [$29 million after tax] on the revaluation of certain private equity investments and a non-cash impairment charge of $2 million [$2 million after tax] related to a private equity investment, which was included in our Corporate segment.

In 2019, we recorded net losses of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of private equity investments and net losses of $23 million [$20 million after tax] related to the revaluation and sale of our investment in Lyft.

(4)         Gain on sale of business

During 2019, we recorded a gain of $524 million [$447 million after tax] on the sale of FP&C which was previously reported within our Power & Vision segment.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $1.01 billion for 2020 compared to a $2.22 billion for 2019. This $1.21 billion decrease is a result of the following changes, each as discussed above:

	2020	2019	Change

Sales	$32,647	$39,431	$(6,784)

Costs and expenses
Cost of goods sold	28,207	34,022	(5,815)
Depreciation and amortization	1,366	1,345	21
Selling, general & administrative	1,587	1,697	(110)
Interest expense, net	86	82	4
Equity income	(189)	(178)	(11)
Other expense, net	584	240	344
Income from operations before income taxes	$1,006	$2,223	$(1,217)

INCOME TAXES

	2020		2019

Income Taxes as reported	$329	32.7%	$591	26.6%
Tax effect on Other expense, net	80	(7.0)	(33)	(3.9)
	$409	25.7%	$558	22.7%

Excluding the tax effect on Other expense, net, our effective income tax rate increased to 25.7% for 2020 compared to 22.7% for 2019 primarily due to:

•                  foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for U.S. GAAP purposes and non-deductible foreign exchange losses mainly related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency;

•                  an increase in losses not benefited in Europe; and

•                  lower favourable changes in our reserves for uncertain tax positions.

These factors were partially offset by a change in mix of earnings resulting in proportionally lower income earned in jurisdictions with higher income tax rates.

LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Loss attributable to non-controlling interests decreased $53 million to $80 million for 2020 compared to $133 million for 2019 substantially all due to lower impairment charges recorded in 2020 compared to 2019, in which non-controlling investors have an interest.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $757 million for 2020 compared to $1.77 billion for 2019.  This $1.01 billion decrease was as a result of: a decrease in income from operations before income taxes of $1.22 billion; and a decrease in loss attributable to non-controlling interests of $53 million; partially offset by a decrease in income taxes of $262 million.

EARNINGS PER SHARE

	2020	2019	% Change

Earnings per Common Share
Basic	$2.52	$5.61	-	55%
Diluted	$2.52	$5.59	-	55%

Weighted average number of Common Shares outstanding (millions)
Basic	299.7	314.7	-	5%
Diluted	300.4	315.8	-	5%

Adjusted diluted earnings per share	$3.95	$6.05	-	35%

Diluted earnings per share was $2.52 for 2020 compared to diluted earnings per share of $5.59 for 2019.  The $3.07 decrease was substantially as a result of lower net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during 2020.  The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2019, pursuant to our normal course issuer bids.

Other expense, net, after tax, and loss attributable to non-controlling interests related to the impairment of assets negatively impacted diluted earnings per share by $1.43 in 2020, and $0.46 in 2019, respectively, as discussed in the “Other expense, net”, “Income Taxes” and “Loss Attributable to Non-Controlling Interests” sections above.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, was $3.95 for 2020 compared to $6.05 in 2019, a decrease of $2.10.

NON-GAAP PERFORMANCE MEASURES — FOR THE YEAR ENDED DEC 31, 2020

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for 2020 compared to 2019:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

2019	$39,431	$2,545	6.5%
(Decrease) Increase related to:
Body Exteriors & Structures	(2,908)	(482)	-	0.9%
Power & Vision	(1,590)	(252)	-	0.5%
Seating Systems	(1,122)	(205)	-	0.4%
Complete Vehicles	(1,292)	130	+	0.6%
Corporate and Other	128	(60)	-	0.2%
2020	$32,647	$1,676	5.1%

Adjusted EBIT as a percentage of sales decreased 1.4% to 5.1% for 2020 compared to 6.5% for 2019 substantially due to the negative impact of the COVID-19 pandemic.  Excluding the impact of the COVID-19 pandemic, Adjusted EBIT as a percentage of sales increased primarily due to:

•                  cost savings and efficiencies realized, including as a result of restructuring actions taken;

•                  the negative impact of the labour strike at GM during 2019;

•                  lower launch costs;

•                  lower spending associated with our former collaboration with Lyft and lower corporate research & development spending,  partially offset by higher other electrification and autonomy spending;

•                  favourable program mix in our Complete Vehicles segment;

•                  lower commodity costs partially offset by lower scrap steel and aluminum recoveries; and

•                  a favourable engineering program resolution in 2020 in our Complete Vehicle segment.

These factors were partially offset by:

•                  lower tooling contribution in 2020 compared to 2019;

•                  net losses on the sale of assets in 2020 compared to net gains in 2019; and

•                  higher net warranty costs.

RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 7.9% for 2020 compared to 11.8% for 2019 as a result of a decrease in Adjusted After-tax operating profits partially offset by lower Average Invested Capital.  Other expense, net, after tax negatively impacted Return on Invested Capital by 3.2% in 2020, and 1.7% in 2019, respectively.

Average Invested Capital decreased $888 million to $15.84 billion for 2020 compared to $16.73 billion for 2019, primarily due to:

•                  the impairment of assets recorded in 2020 and 2019;

•                  a decrease in average non-cash working capital;

•                  the sale of our investment in Lyft equity in 2019; and

•                  the sale of our FP&C business during the 2019.

These factors were partially offset by the recognition of operating lease right-of-use assets during 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases.

RETURN ON EQUITY

Return on Equity was 7.0% for 2020 compared to 15.5% for 2019. This decrease was due to lower net income attributable to Magna, partially offset by lower average shareholders’ equity.  Other expense, net, after tax negatively impacted Return on Equity by 4.0% in 2020, and 1.2% in 2019.

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to our chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Financial Measures Reconciliation” section included in this MD&A.

	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change

Body Exteriors & Structures	$13,550	$16,458	$(2,908)	$817	$1,299	$(482)
Power & Vision	9,722	11,312	(1,590)	495	747	(252)
Seating Systems	4,455	5,577	(1,122)	107	312	(205)
Complete Vehicles	5,415	6,707	(1,292)	274	144	130
Corporate and Other	(495)	(623)	128	(17)	43	(60)
Total reportable segments	$32,647	$39,431	$(6,784)	$1,676	$2,545	$(869)

BODY EXTERIORS & STRUCTURES

	2020	2019	Change

Sales	$13,550	$16,458	$(2,908)	-	18%
Adjusted EBIT	$817	$1,299	$(482)	-	37%
Adjusted EBIT as a percentage of sales	6.0%	7.9%		-	1.9%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 18% or $2.91 billion to $13.55 billion for 2020 compared to $16.46 billion for 2019, substantially due to an approximate $3.08 billion negative impact of the COVID-19 pandemic. Excluding the impact of the COVID-19 pandemic, sales increased primarily due to:

•                  the negative impact of the labour strike at GM during 2019; and

•                  the launch of programs during or subsequent to 2019, including the:

•                  Ford Explorer and Lincoln Aviator;

•                  GMC Sierra and Chevrolet Silverado; and

•                  Ford Bronco Sport.

These factors were partially offset by:

•                  the end of production of certain programs; and

•                  net customer price concessions subsequent to 2019.

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $482 million to $817 million for 2020 compared to $1.30 billion for 2019 and Adjusted EBIT as a percentage of sales decreased 1.9% to 6.0% for 2020 compared to 7.9% for 2019. These decreases were substantially as a result of reduced earnings due to lower sales.  Excluding the impact of the COVID-19 pandemic, Adjusted EBIT and Adjusted EBIT as a percentage of sales increased primarily due to:

•                  cost savings and efficiencies realized, including as a result of restructuring actions taken;

•                  the negative impact of the labour strike at GM during 2019;

•                  lower launch costs;

•                  losses during 2019 at plants prior to their closing in 2019;

•                  lower net warranty costs of $11 million; and

•                  lower commodity costs partially offset by lower scrap steel and aluminum recoveries;

These factors were partially offset by:

•                  lower tooling contribution in 2020 compared to 2019; and

•                  net provisions for customer claims during 2020.

In addition, net customer price concessions subsequent to 2019 had an unfavourable impact on Adjusted EBIT.

POWER & VISION

	2020	2019	Change

Sales	$9,722	$11,312	$(1,590)	-	14%
Adjusted EBIT	$495	$747	$(252)	-	34%
Adjusted EBIT as a percentage of sales	5.1%	6.6%		-	1.5%

Sales — Power & Vision

Sales for Power & Vision decreased 14% or $1.59 billion to $9.72 billion for 2020 compared to $11.31 billion for 2019, substantially due to an approximate $1.75 billion negative impact of the COVID-19 pandemic.  Excluding the impact of the COVID-19 pandemic, sales increased due to:

•                  the launch of programs during or subsequent to 2019, including the:

•                  Mercedes-Benz GLB;

•                  Renault Captur;

•                  BMW 2-Series Gran Coupe;

•                  Land Rover Defender;

•                  Nissan Juke; and

•                  Genesis G80;

•                  the negative impact of the labour strike at GM during 2019; and

•                  the net strengthening of foreign currencies against the U.S. dollar, which increased sales by $94 million.

These factors were partially offset by:

•                  the divestiture of FP&C during 2019, which decreased sales by $361 million;

•                  the end of production of certain programs; and

•                  net customer price concessions subsequent to 2019.

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Power & Vision

Adjusted EBIT for Power & Vision decreased $252 million to $495 million for 2020 compared to $747 million for 2019 and Adjusted EBIT as a percentage of sales decreased 1.5% to 5.1% for 2020 compared to 6.6% for 2019. These decreases were primarily as a result of reduced earnings due to lower sales.  Excluding the impact of the COVID-19 pandemic, Adjusted EBIT and Adjusted EBIT as a percentage of sales increased primarily due to:

•                  cost savings and efficiencies realized, including as a result of restructuring actions taken;

•                  the negative impact of the labour strike at GM during 2019;

•                  lower spending associated with our former collaboration with Lyft, partially offset by higher other electrification and autonomy spending;

•                  lower commodity costs; and

•                  a $16 million increase in reported U.S. dollar Adjusted EBIT primarily due to the net strengthening of foreign currencies against the U.S. dollar.

These factors were partially offset by:

•                  the divestiture of FP&C during 2019;

•                  higher net warranty costs of $33 million;

•                  earnings during 2019 at a plant we closed in 2020; and

•                  lower net favourable commercial items.

In addition, net customer price concessions subsequent to 2019 had an unfavourable impact on Adjusted EBIT.

SEATING SYSTEMS

	2020	2019	Change

Sales	$4,455	$5,577	$(1,122)	-	20%
Adjusted EBIT	$107	$312	$(205)	-	66%
Adjusted EBIT as a percentage of sales	2.4%	5.6%		-	3.2%

Sales — Seating Systems

Sales for Seating Systems decreased 20% or $1.12 billion to $4.46 billion for 2020 compared to $5.58 billion for 2019, substantially due to an approximate $1.15 billion negative impact of the COVID-19 pandemic. Excluding the impact of the COVID-19 pandemic, sales increased primarily due to:

•                  the launch of programs during or subsequent to 2019, including the:

•                  BMW 1-Series;

•                  BMW X6;

•                  BMW 2-Series Gran Coupe;

•                  Skoda Kamiq; and

•                  Ford Escape;

•                  the negative impact of the labour strike at GM during 2019; and

•                  an acquisition subsequent to 2019 which increased sales by $36 million.

These factors were partially offset by:

•                  the end of production of certain programs;

•                  the net weakening of foreign currencies against the U.S. dollar, which decreased sales by $45 million; and

•                  net customer price concessions subsequent to 2019.

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Seating Systems

Adjusted EBIT for Seating Systems decreased $205 million to $107 million for 2020 compared to $312 million for 2019 and Adjusted EBIT as a percentage of sales decreased 3.2% to 2.4% for 2020 compared to 5.6% for 2019.  These decreases were substantially as a result of reduced earnings due to lower sales.  Excluding the impact of the COVID-19 pandemic, Adjusted EBIT and Adjusted EBIT as a percentage of sales increased primarily due to:

•                  cost savings and efficiencies realized, including as a result of restructuring actions taken;

•                  productivity and efficiency improvements at an underperforming facility; and

•                  the negative impact of the labour strike at GM during 2019.

These factors were partially offset by:

•                  higher pre-operating costs incurred at new facilities;

•                  lower favourable commercial settlements; and

•                  a gain on the sale of assets during 2019.

In addition, net customer price concessions subsequent to 2019 had an unfavourable impact on Adjusted EBIT.

COMPLETE VEHICLES

	2020	2019	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	109.5	158.5	(49.0)	-	31%
Sales	$5,415	$6,707	$(1,292)	-	19%
Adjusted EBIT	$274	$144	$130	+	90%
Adjusted EBIT as a percentage of sales	5.1%	2.1%		+	3.0%

(i)        Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales — Complete Vehicles

Sales for Complete Vehicles decreased 19% or $1.29 billion to $5.42 billion for 2020 compared to $6.71 billion for 2019 and assembly volumes decreased 31%.  The decrease in sales is substantially as a result of the impact of lower assembly volumes during 2020, which includes an approximate $625 million negative impact of the COVID-19 pandemic. These factors were partially offset by a $130 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar and higher engineering sales.

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $130 million to $274 million for 2020 compared to $144 million for 2019 and Adjusted EBIT as a percentage of sales increased 3.0% to 5.1% for 2020 compared to 2.1% for 2019.  These increases were primarily as a result of:

•                  favourable program mix;

•                  the benefit of a cost savings initiative;

•                  earnings on higher engineering sales;

•                  a favourable engineering program resolution in 2020; and

•                  restructuring and downsizing costs incurred during 2019.

These factors were partially offset by reduced earnings due to lower assembly volumes during 2020, net of contractual fixed cost recoveries on certain programs.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other was a loss of $17 million for 2020 compared to income of $43 million in 2019.  The $60 million decrease was primarily as a result of:

•                  a decrease in fees received from our divisions;

•                  transactional foreign exchange losses in 2020 compared to transactional foreign exchange gains in 2019; and

•                  a loss on the sale of assets during 2020 compared to a gain on the sale of assets during 2019.

These factors were partially offset by:

•                  lower corporate research & development spending;

•                  cost savings and efficiencies realized, including lower short-term and long-term incentive compensation, and reduced discretionary spending; and

•                  additional costs related to a divestiture that were recorded in 2019.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	2020	2019	Change

Net income	$677	$1,632
Items not involving current cash flows	2,065	1,976
	2,742	3,608	$(866)
Changes in operating assets and liabilities	536	352	184
Cash provided from operating activities	$3,278	$3,960	$(682)

Cash provided from operating activities

During 2020, we generated cash from operations of $3.28 billion. The $682 million decrease compared to 2019, is primarily as a result of:

•                  a $7.45 billion decrease in cash received from customers; and

•                  lower dividends received from equity method investments of $68 million.

These factors were partially offset by:

•                  a $5.95 billion decrease in cash paid for material and overhead;

•                  a $739 million decrease in cash paid for labour; and

•                  a $154 million decrease in cash paid for taxes.

Changes in operating assets and liabilities

The $536 million decrease in operating assets and liabilities that impacted cash provided from operating activities in 2020 was primarily due to:

•                  a $211 million increase in other accrued liabilities;

•                  a $159 million increase in production related accounts payable due to higher sales and timing of payments;

•                  a $128 million decrease in tooling related accounts receivables;

•                  a $99 million increase in restructuring accruals; and

•                  a $71 million increase in accounts payable related to capital spending.

These factors were partially offset by a $170 million increase in production and other receivables primarily due to higher sales.

INVESTING ACTIVITIES

	2020	2019	Change

Fixed asset additions	$(1,145)	$(1,441)
Increase in private equity investments	(132)	(10)
Increase in investments, other assets and intangible assets	(331)	(384)
Fixed assets, investments, other assets and intangible assets additions	(1,608)	(1,835)
Acquisitions	91	(147)
Proceeds from sale of Lyft	—	231
Proceeds from dispositions	117	185
Proceeds on sale of business	—	1,132
Cash used for investing activities	$(1,400)	$(434)	$(966)

We used cash for investing activities in 2020 and 2019.  The change between 2020 and 2019 was primarily due to the proceeds on sale of the FP&C business in 2019.

Fixed assets, investments, other assets and intangible assets additions

In 2020, we invested $1.15 billion in fixed assets. Where our customers’ production programs were being downsized, deferred or cancelled, including in relation to COVID-19, we took equivalent capital expenditure actions. We also reduced discretionary capital spending and certain productivity capital expenditures where the returns on the investment were no longer likely to be achieved within an appropriate timeframe. However, we remain focused on ensuring that capital actions being taken today do not adversely impact the implementation of our long-term strategy.

In addition, we invested: $206 million in other assets related primarily to reimbursable tooling, planning, and engineering costs for programs that launched during 2020 or will be launching subsequent to 2020; $49 million in intangible assets, primarily related to software; and $76 million in equity method investments.

Proceeds from dispositions

In 2020, we recorded $117 million of proceeds related to normal course fixed and other asset disposals.

FINANCING ACTIVITIES

	2020	2019	Change

Issues of debt	$854	$47
Decrease in short-term borrowings	(31)	(1,124)
Repayments of debt	(140)	(149)
Issue of Common Shares on exercise of stock options	81	44
Tax withholdings on vesting of equity awards	(13)	(9)
Repurchase of Common Shares	(203)	(1,289)
Contributions to subsidiaries by non-controlling interests	18	4
Dividends paid to non-controlling interest	(18)	(22)
Dividends paid	(467)	(449)
Cash provided from (used for) financing activities	$81	$(2,947)	$3,028

The increase in issues of debt relates primarily to the issuance of $750 million of 2.45% fixed-rate Senior Notes which mature on June 15, 2030.

During 2020 we repurchased 5.1 million Common Shares under normal course issuer bids for aggregate cash consideration of $203 million.

Cash dividends paid per Common Share were $1.60 for 2020, for a total of $467 million compared to cash dividends paid per Common Share of $1.46 for 2019, for a total of $449 million.

FINANCING RESOURCES

	2020	2019	Change

Liabilities
Long-term debt due within one year	$129	$106
Current portion of operating lease liabilities	241	225
Long-term debt	3,973	3,062
Operating lease liabilities	1,656	1,601
	5,999	4,994	$1,005
Non-controlling interests	350	300	50
Shareholders’ equity	11,370	10,831	539
Total capitalization	$17,719	$16,125	$1,594

Total capitalization increased by $1.59 billion to $17.72 billion as at December 31, 2020 compared to $16.13 billion at December 31, 2019, primarily as a result of a $1.0 billion increase in financial liabilities, a $50 million increase in non-controlling interest, and a $539 million increase in shareholder’s equity.

The increase in financial liabilities during 2020 was primarily as a result of the issuance of $750 million of 2.45% fixed-rate Senior Notes which mature on June 15, 2030.

The increase in non-controlling interest during 2020 was primarily as a result of the consolidation of GJT which resulted in an addition $122 million of non-controlling interest partially offset by an $80 million loss attributable to non-controlling interests in 2020, substantially due to the impairment of GJT.

The increase in shareholder’s equity in 2020 was primarily as a result of:

•                  $757 million of net income attributable to Magna earned in 2020;

•                  $348 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not U.S. dollars; and

•                  $81 million of stock options exercised.

These factors were partially offset by:

•                  $467 million of dividends paid; and

•                  $203 million related to the repurchase of 5.1 million Common Shares.

CASH RESOURCES

In 2020, our cash resources, including restricted cash equivalents, increased by $1.98 billion to $3.4 billion, primarily as a result of cash provided from operating and financing activities, partially offset by cash used for investing activities, as discussed above. In addition to our cash resources at December 31, 2020, we had term and operating lines of credit totaling $3.8 billion, of which $3.5 billion was unused and available.  On April 13, 2020, we amended our 364-day syndicated revolving credit facility, which included an increase to the size of the facility from U.S. $300 million to U.S. $1.0 billion and an extension of the maturity date from June 22, 2020 to April 12, 2021. On December 11, 2020, we amended this facility, decreasing the size of the facility from U.S. $1.0 billion to U.S. $750 million and extending the maturity date to December 10, 2021. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2020, we had not borrowed any funds under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 4, 2021 were exercised:

Common Shares	301,877,555
Stock options (i)	6,968,787
308,846,342

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2020, we had contractual obligations requiring annual payments as follows:

		2022-	2024-
	2021	2023	2025	Thereafter	Total

Operating leases	$310	$544	$432	$1,093	$2,379
Long-term debt	129	1,087	1,407	1,479	4,102
Unconditional purchase obligations:
Materials and services	2,369	849	998	275	4,491
Capital	1,000	191	68	24	1,283
Total contractual obligations	$3,808	$2,671	$2,905	$2,871	$12,255

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $722 million at December 31, 2020. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$731	$30	$478	$1,239
Less plan assets	(517)	—	—	(517)
Unfunded amount	$214	$30	$478	$722

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars and Canadian dollars.  Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars, Mexican pesos and euros. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. Our European operations’ material, equipment and labour are paid for principally in euros, British pounds, U.S. dollars, Czech korunas, Polish zlotys, Hungarian forint and Russian ruble.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where their local currency is not their functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi and Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	2020	2019

Net Income	$677	$1,632
Add:
Interest Expense, net	86	82
Other Expense, net	584	240
Income Taxes	329	591
Adjusted EBIT	$1,676	$2,545

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	2020	2019

Sales	$32,647	$39,431
Adjusted EBIT	$1,676	$2,545
Adjusted EBIT as a percentage of sales	5.1%	6.5%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share is discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	2020	2019

Net income attributable to Magna International Inc.	$757	$1,765
Add:
Other Expense, net	584	240
Tax effect on Other Expense, net	(80)	33
Loss attributable to non-controlling interests related to Other Expense, net	(75)	(127)
Adjusted net income attributable to Magna International Inc.	1,186	1,911
Diluted weighted average number of Common Shares outstanding during the period (millions)	300.4	315.8
Adjusted diluted earnings per share	$3.95	$6.05

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital and Adjusted Return on Invested Capital are discussed in the “Non-GAAP Performance Measures” section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits and Adjusted After-tax operating profits are calculated in the table below:

	2020	2019

Net Income	$677	$1,632
Add:
Interest Expense, net	86	82
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(20)	(18)
After-tax operating profits	743	1,696
Other Expense, net	584	240
Tax effect on Other Expense, net	(80)	33
Adjusted After-tax operating profits	$1,247	$1,969

Invested Capital is calculated in the table below:

	2020	2019

Total Assets	$28,605	$25,790
Excluding:
Cash and cash equivalents	(3,268)	(1,276)
Deferred tax assets	(372)	(308)
Less Current Liabilities	(9,743)	(8,529)
Excluding:
Long-term debt due within one year	129	106
Current portion of operating lease liabilities	241	225
Invested Capital	$15,592	$16,008

Return on Invested Capital is calculated in the table below:

	2020	2019

After-tax operating profits	$743	$1,696
Average Invested Capital	$15,844	$16,732
Return on Invested Capital	4.7%	10.1%

Adjusted Return on Invested Capital is calculated in the table below:

	2020	2019

Adjusted After-tax operating profits	$1,247	$1,969
Average Invested Capital	$15,844	$16,732
Adjusted Return on Invested Capital	7.9%	11.8%

RETURN ON EQUITY

Return on Equity is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	2020	2019

Net income attributable to Magna International Inc.	$757	$1,765
Average Shareholders’ Equity	$10,751	$11,412
Return on Equity	7.0%	15.5%

SUBSEQUENT EVENTS

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2020, we purchased 350,000 Common Shares for cancellation and 138,027 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $42 million.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, “Significant Accounting Policies”, to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

IMPAIRMENT ASSESSMENTS - EQUITY METHOD INVESTMENTS, GOODWILL AND OTHER LONG-LIVED ASSET

As of December 31, 2020, we had equity method investments of $677 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

During the third quarter of 2020, we concluded that indicators of potential impairment were present related to our equity accounted investment in GJT and recorded a $337 million non-cash impairment charge. The impairment was measured under an income approach, utilizing discounted cash flows to derive the fair value of our investments. The inputs utilized in the analyses were classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement” and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and appropriate discount rates (based on weighted average cost of capital).  In the fourth quarter of 2020, we signed an agreement with Ford to acquire GFT’s interest in GJT.  The transaction price that was negotiated with Ford for GJT was determined to be reflective of the investment’s fair value and was consistent with the value determined using the income approach. Refer to Note 2, “Other expense, net” of the notes to the consolidated financial statements for additional information.

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. If a reporting unit’s carrying amount exceeds its fair value, an impairment is recognized based on that difference.  The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to equity method investments, goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs.

INCOME TAXES

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws.  Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits.  We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2020, we had gross unrecognized tax benefits of $182 million excluding interest and penalties, of which $165 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits.  Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 12, “Income Taxes” of the notes to the consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2020, we had past service costs and actuarial experience losses of $258 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 22, “Contingencies” of our audited consolidated financial statements for the year ended December 31, 2020, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2020.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the “Exchange Act”], are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2020, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission [“SEC”]) are effective as of December 31, 2020.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission [“COSO”] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2020, such internal control over financial reporting is effective. The Company’s internal control over financial reporting as of December 31, 2020, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2020. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2020.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties.  The following are the more significant of such risks:

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

•                  Economic Cyclicality: The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic, political, or other conditions in North America, Europe or China, including as a result of COVID-19 may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

•                  Regional Volumes Declines: North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all of these geographic regions could have a material adverse effect on our operations, sales and profitability.

•                  Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics or electric vehicle content, could affect our ability to fully implement our business strategy.

•                  Trade Agreements: The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

•                  Trade Disputes/Tariffs: International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

CUSTOMER AND SUPPLIER RELATED RISKS

•                  Customer Concentration: Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Daimler, Ford, Fiat Chrysler and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America, Europe and China may be limited. While we continue to diversify our business, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                  Emergence of Potentially Disruptive Electric Vehicle (EV) OEMs: With the accelerating trend toward vehicle electrification, a number of potentially disruptive, EV-focused OEMs have emerged, particularly in China. It is too early to predict which of these emergent EV-focused OEMs will succeed in the long-term, whether independently or through cooperative relationships with each other or with any of our traditional OEM customers. Vehicle electrification is an important component of our strategy, including through development and supply of electric drive systems, as well as complete vehicle engineering and contract vehicle assembly. While we are developing business relationships with many of the emergent EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to grow our sales to emergent OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, conducting business with recently established OEMs poses risks and challenges, including due to their limited resources and operating history, as well as uncertainties regarding consumer/market acceptance of their vehicles. It remains too early to determine whether our commercial experience with such emergent EV-focused OEMs will be similar to our experience with established OEMs.

•                  Customer Consolidation and Cooperation: There have been a number of examples of OEM consolidation in recent years, including the recently completed merger of PSA and Fiat Chrysler to form Stellantis. Additionally, competing OEMs are increasingly cooperating and collaborating in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

•                  Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                  Consumer Take Rate Shifts: Shifts in consumer preferences may impact “take rates” for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher “take rates” for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

MANUFACTURING / OPERATIONAL RISKS

•                  Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing of design changes by our customers relative to start of production; production readiness of our and our suppliers’ manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.

•                  Operational Underperformance: From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                  Restructuring Costs: We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•                  Impairments: We have recorded significant impairment charges related to equity interests in joint ventures, goodwill and long-lived assets in the past, and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets or volumes that are lower than previously expected. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                  COVID-19 Shutdowns: We temporarily suspended production at our facilities at different times during 2020, as a result of mandatory stay-at-home orders imposed to combat the COVID-19 pandemic in the countries in which we operate. We continue to closely monitor COVID-19 infection rates and related government actions in response. There is a continuing risk of further production suspensions due to COVID-19, which could cause us to incur significant, unrecoverable costs, including those related to: elevated employee absenteeism or overtime; premium freight costs incurred to avoid shutting-down OEM customers’ production lines; and higher costs incurred where we have to re-source supply of components or materials from our suppliers. Prolonged production disruptions affecting our manufacturing facilities could have a material adverse effect on our operations and profitability.

•                  Supply Disruptions: Events which prevent us from supplying products to our customers could result in a range of potential adverse consequences, including: elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties or business interruption claims by our customers; loss of future business; and reputational damage. As a result of COVID-related shutdowns of automotive manufacturing facilities in 2020, and decisions by semiconductor chip manufacturers to allocate production capacity to meet non-automotive demand for their products, the global automotive industry is currently experiencing shortages of semiconductors. The semiconductor chip shortage is negatively impacting vehicle production as OEMs: temporarily shut-down production lines and/or plants; engage in start/stop production patterns; reduce, delay or defer production plans; and/or allocate available semiconductor chips to their most critical vehicle programs. While semiconductor chip manufacturers, OEMs and even government representatives of significant auto-producing countries are working to alleviate the semiconductor chip shortage, we cannot yet determine the duration or full impact of the shortage. OEMs and Tier 1 automotive suppliers could also experience supply disruptions or constraints on other critical manufacturing inputs, such as the current constraint on certain types of steel needed for automotive manufacturing. The impacts of prolonged supply disruptions or constraints could have a material adverse effect on our operations and profitability.

•                  Skilled Labour Attraction/Retention: Our business is based on successfully attracting, training and developing employees at all levels of the company from “shop-floor” to executive management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations and offices are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy. Additionally, effective succession planning programs and practices are a critical element of our overall talent management strategy. We experienced a significant number of planned retirements in the last few years, and may experience similar waves in future years. We maintain a leadership development and succession program that has facilitated seamless leadership transitions to date. However, the failure to ensure effective knowledge transfers and seamless leadership transitions involving key professionals and leaders could also impact our ability to profitability conduct business and/or effectively implement our strategy.

IT SECURITY / CYBERSECURITY RISKS

•                  IT / Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

•                  Product Cybersecurity: The risk of vehicle cyber attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products.  Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections.  Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

PRICING RISKS

•                  Quote / Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

•                  Customer Pricing Pressure: We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability.

•                  Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel, aluminum and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers, engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•                  Scrap Steel/Aluminum Price Volatility: Some of our manufacturing facilities generate a significant amount of scrap steel or scrap aluminum in their manufacturing processes, but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and don’t necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS

•                  Repair / Replacement Costs: We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions, typically have a higher unit and labour cost in the event of replacement. Other products, such as side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. Our OEM customers and/or government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability.

•                  Warranty Provisions: Warranty provisions for our products are based on our estimate of the amounts necessary to settle existing or probable claims related to product defects. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established on the basis of our or our customers’ warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

•                  Product Liability: We cannot guarantee that the design, engineering, testing, validation and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases. In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

ACQUISITION RISKS

•                  Inherent Merger and Acquisition Risks: Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. While the conduct of due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

•                  Joint Ventures: We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

•                  Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our business strategy.

•                  Investments in Technology Companies: In addition to our development activities, we have invested in various technology companies and funds that invest in such companies. Such investments are an important element of our long-term strategy and we may make further investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. In addition, there is currently no public market for the shares of some of these investments, and we may be unable to monetize certain of our investments in the future. The realization of such investment-related risks could have an adverse effect on our profitability and financial condition.

•                  Evolving Business Risk Profile: The risk profile of our business continues to evolve with the increasing importance to us of product areas such as electrified powertrains, ADAS and electronics. As our business evolves, we may face new or heightened risks, including: forecasting and planning risks related to penetration rates of electric vehicles, as well as take-rates for ADAS systems or features offered to consumers as optional items; reduction in demand for certain products which are unique to internal combustion engine vehicles; challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

•                  Risks of Doing Business in Foreign Markets: The establishment of manufacturing operations in new markets carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.

•                  Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                  Financial Flexibility: The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                  Credit Ratings Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.

LEGAL, REGULATORY AND OTHER RISKS

•                  Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters, and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•                  Changes in Laws: A significant change in the current regulatory environment in our principal markets, including changes in tax and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.